FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Months of March and April, 2004

ELRON ELECTRONIC INDUSTRIES LTD.

(Translation of Registrant’s Name into English)

3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Registrant’s press releases dated March 31, 2004 and April 1, 2004

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)
By:	/s/ Doron Birger
Doron Birger

Dated: April 1, 2004

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-Press Release-

ELRON ANNOUNCES FILING BY NETVISION OF REQUEST
TO REGISTER ITS SHARES FOR TRADING ON THE TEL AVIV STOCK EXCHANGE

Tel Aviv, March 31, 2004 - Elron Electronic Industries Ltd. (Elron) (Nasdaq:ELRN), announced today that NetVision Ltd. (“NetVision”), 46% held by Elron, has filed a request with the Israeli Securities Authority and the Tel Aviv Stock Exchange (“TASE”) for a proposed public offering of its shares on the TASE. The other major shareholder of NetVision is Elron’s controlling shareholder, Discount Investment Corporation, which also holds 46% of NetVision. The request is a preliminary step in the proposed offering and there is no assurance that the proposed offering will take place.

Founded in 1994, NetVision is one of Israel’s largest Internet Service Providers (ISP). NetVision offers a wide range of Internet-related services: high-speed modem dial-up, Cable and ADSL connections, dedicated lines connecting LAN-to-LAN, communication servers, data security system integration and maintenance, private networks for international corporations, application hosting, and custom online services.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, Medical devices, semiconductors and Amorphous Metals. For further information, visit http://www.elron.com

Contact:

Tal Raz
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
raz@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)

-Press Release-

ELRON ELECTRONIC INDUSTRIES ANNOUNCES SALE OF KIT eLEARNING TO
SYLVAN LEARNING SYSTEMS

Tel Aviv, April 1, 2004 - Elron Electronic Industries Ltd. (“Elron”) (Nasdaq:ELRN), announced today the sale of KIT eLearning B.V. (“KIT”), 45% held by Elron, to Online Higher Education B.V, a subsidiary of Sylvan Learning Systems, Inc. (Nasdaq: SLVN), a global leader in higher education, for an immediate cash payment of $9.4 million and a future payment of up to an additional $10 million based on future earnings of KIT in 2006 and 2007. The other selling shareholders of KIT are Elron’s controlling shareholder, Discount Investment Corporation and Kidum IT Ltd., a privately held Israeli company.

Elron will receive an amount of approximately $5.7 million from the immediate proceeds of the sale and will record a gain of approximately $5.3 million in the first quarter of 2004.

About KIT eLearning

KIT eLearning is a privately held Dutch company offering online academic programs for professionals in business administration and information technology, in cooperation with the University of Liverpool in England. Currently, KIT is serving professionals from more than 70 countries but mostly from the U.K., Netherlands, Germany, North America, Singapore and China.

About Sylvan Learning Systems

Sylvan Learning Systems, Inc. (NASDAQ:SLVN) is focused exclusively on providing a superior university experience to over 117,000 students through the leading global network of accredited campus-based and online universities. Addressing the rapidly growing global demand for higher education, Sylvan offers a broad range of career-oriented undergraduate and graduate programs through eight universities located in Latin America and Europe. Through two U.S. based and accredited universities, Sylvan offers the growing population of non-traditional, working-adult students the convenience and flexibility of distance learning to pursue undergraduate, master’s and doctorate degree programs in major career fields including engineering, education, business, and healthcare.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, Medical devices, semiconductors and Amorphous Metals. For further information, visit http://www.elron.com

Contact:

Tal Raz
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
raz@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)